UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

39304D102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,381
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,381
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

2

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,650,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,650,713
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,650,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%*
14	TYPE OF REPORTING PERSON

CO

*Possesses economic exposure to an aggregate of 3,563,170 Shares (representing approximately 6.7% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

3

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		494,792
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

494,792
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 658,054 Shares (representing approximately 1.2% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

4

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		288,103
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

288,103
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 385,547 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

5

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		288,103
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

288,103
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 385,547 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

6

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		558,310
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

558,310
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%*
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 733,307 Shares (representing approximately 1.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

7

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		270,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

270,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 347,760 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

8

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		270,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

270,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 347,760 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

9

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		473,274
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

473,274
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

473,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

CO

*Possesses economic exposure to an aggregate of 819,704 Shares (representing approximately 1.5% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

10

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,381
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,381
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

11

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,381
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,381
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

12

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,018,381
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,018,381
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

13

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,018,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,018,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

IN

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

14

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,220
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,018,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,220
	10	SHARED DISPOSITIVE POWER

5,018,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,022,601^
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

IN

^Includes 4,220 Shares owned directly by Mr. Feld, which were granted to him in his former capacity as a director of the Issuer.

*Possesses economic exposure to an aggregate of 6,844,000 Shares (representing approximately 12.9% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

15

CUSIP No. 39304D102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The officers and directors of each of Starboard V&O Fund and Starboard X Master and their principal occupations, business addresses and citizenships are set forth on Schedule A and are incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,650,713 Shares beneficially owned by Starboard V&O Fund is approximately $75,875,048, excluding brokerage commissions. The aggregate purchase price of the 494,792 Shares beneficially owned by Starboard S LLC is approximately $14,421,653, excluding brokerage commissions. The aggregate purchase price of the 288,103 Shares beneficially owned by Starboard C LP is approximately $8,394,336, excluding brokerage commissions. The aggregate purchase price of the 270,207 Shares beneficially owned by Starboard L Master is approximately $7,698,239, excluding brokerage commissions. The aggregate purchase price of the 473,274 Shares beneficially owned by Starboard X Master is approximately $24,150,950, excluding brokerage commissions. The aggregate purchase price of the 841,292 Shares held in the Starboard Value LP Account is approximately $26,517,251, excluding brokerage commissions.

The 4,220 Shares owned directly by Mr. Feld were granted to him in his former capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,210,033 Shares outstanding, as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

A.	Starboard V&O Fund
(a)	As of the close of business on May 31, 2024, Starboard V&O Fund beneficially owned 2,650,713 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,650,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,650,713
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 39304D102

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on May 31, 2024, Starboard S LLC beneficially owned 494,792 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 494,792
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 494,792
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on May 31, 2024, Starboard C LP beneficially owned 288,103 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 288,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 288,103
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 288,103 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 288,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 288,103
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 288,103 Shares owned by Starboard C LP and (ii) 270,207 Shares owned by Starboard L Master.

Percentage: Approximately 1.0%

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(b)	1. Sole power to vote or direct vote: 558,310
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 558,310
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on May 31, 2024, Starboard L Master beneficially owned 270,207 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 270,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 270,207
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 270,207 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 270,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 270,207
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on May 31, 2024, Starboard X Master beneficially owned 473,274 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 473,274
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 473,274
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on May 31, 2024, 841,292 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 5,018,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,381
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 5,018,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,381
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 5,018,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,381
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 5,018,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,018,381
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Mr. Smith
(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.4%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,018,381
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,018,381

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Mr. Feld
(a)	Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 2,650,713 Shares owned by Starboard V&O Fund, (ii) 494,792 Shares owned by Starboard S LLC, (iii) 288,103 Shares owned by Starboard C LP, (iv) 270,207 Shares owned by Starboard L Master, (v) 473,274 Shares owned by Starboard X Master and (vi) 841,292 Shares held in the Starboard Value LP Account. In addition, Mr. Feld directly owns 4,220 Shares, which were granted to him in his former capacity as a director of the Issuer.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 4,220
2. Shared power to vote or direct vote: 5,018,381
3. Sole power to dispose or direct the disposition: 4,220
4. Shared power to dispose or direct the disposition: 5,018,381

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that TD Asset Management Inc. (“TD”) had investment discretion over 25,200 Shares as of March 31, 2024, which would represent beneficial ownership of less than 1% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filing filed by TD on May 8, 2024. As reported in the Form ADV filed by Starboard Value LP, TD is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by TD. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and Starboard Value LP through the Starboard Value LP Account entered into certain cash-settled total return swap agreements providing for economic exposure to an aggregate of 912,457 notional Shares, 163,262 notional Shares, 97,444 notional Shares, 77,553 notional Shares, 346,430 notional Shares and 228,473 notional Shares, respectively (collectively, the “Previous Swaps”). Since the filing of Amendment No. 4 to the Schedule 13D, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and Starboard Value LP through the Starboard Value LP Account sold the Previous Swaps. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and Starboard Value LP is no longer a party to such Previous Swaps.

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard V&O Fund Swaps”) that constitute economic exposure to an aggregate of 912,457 notional Shares, representing approximately 1.7% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard V&O Fund Swaps provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard V&O Fund Swaps (such shares, the “Starboard V&O Fund Subject Shares”). Starboard V&O Fund does not have the right to convert the New Starboard V&O Fund Swaps into Shares at any time. Taking into account the Starboard V&O Fund Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 3,563,170 Shares, representing approximately 6.7% of the outstanding Shares.

Starboard S LLC has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard S LLC Swaps”) that constitute economic exposure to an aggregate of 163,262 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard S LLC Swaps provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard S LLC Swaps (such shares, the “Starboard S LLC Subject Shares”). Starboard S LLC does not have the right to convert the New Starboard S LLC Swaps into Shares at any time. Taking into account the Starboard S LLC Subject Shares, Starboard S LLC has economic exposure to an aggregate of 658,054 Shares, representing approximately 1.2% of the outstanding Shares.

Starboard C LP has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard C LP Swaps”) that constitute economic exposure to an aggregate of 97,444 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard C LP Swaps provide Starboard C LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard C LP Swaps (such shares, the “Starboard C LP Subject Shares”). Starboard C LP does not have the right to convert the New Starboard C LP Swaps into Shares at any time. Taking into account the Starboard C LP Subject Shares, Starboard C LP has economic exposure to an aggregate of 385,547 Shares, representing less than 1% of the outstanding Shares.

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Starboard L Master has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard L Master Swaps”) that constitute economic exposure to an aggregate of 77,553 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard L Master Swaps provide Starboard L Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard L Master Swaps (such shares, the “Starboard L Master Subject Shares”). Starboard L Master does not have the right to convert the New Starboard L Master Swaps into Shares at any time. Taking into account the Starboard L Master Subject Shares, Starboard L Master has economic exposure to an aggregate of 347,760 Shares, representing less than 1% of the outstanding Shares.

Starboard X Master has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard X Master Swaps”) that constitute economic exposure to an aggregate of 346,430 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard X Master Swaps provide Starboard X Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard X Master Swaps (such shares, the “Starboard X Master Subject Shares”). Starboard X Master does not have the right to convert the New Starboard X Master Swaps into Shares at any time. Taking into account the Starboard X Master Subject Shares, Starboard X Master has economic exposure to an aggregate of 819,704 Shares, representing approximately 1.5% of the outstanding Shares.

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with UBS as the counterparty (the “New Starboard Value LP Swaps”) that constitute economic exposure to an aggregate of 228,473 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of December 1, 2025. The New Starboard Value LP Swaps provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the New Starboard Value LP Swaps (such shares, the “Starboard Value LP Subject Shares”). Starboard Value LP does not have the right to convert the New Starboard Value LP Swaps into Shares at any time. Taking into account the Starboard Value LP Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 1,069,765 Shares, representing approximately 2.0% of the outstanding Shares.

The Reporting Persons collectively have economic exposure to an aggregate of 6,844,000 Shares, representing approximately 12.9% of the outstanding Shares.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 39304D102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	Starboard Value LP 201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 39304D102

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Cash-Settled Total Return Swap	(912,457)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	912,457	10.0400	05/29/2024

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Cash-Settled Total Return Swap	(163,262)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	163,262	10.0400	05/29/2024

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Cash-Settled Total Return Swap	(97,444)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	97,444	10.0400	05/29/2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Cash-Settled Total Return Swap	(77,553)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	77,553	10.0400	05/29/2024

STARBOARD X MASTER FUND LTD

Sale of Cash-Settled Total Return Swap	(346,430)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	346,430	10.0400	05/29/2024

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Cash-Settled Total Return Swap	(228,473)	10.0400	05/29/2024
Purchase of Cash-Settled Total Return Swap	228,473	10.0400	05/29/2024